SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

State Registry (NIRE) 35.3000.1683-1

SUMMARY OF THE MINUTES OF THE EIGHT HUNDRED AND FORTY-NINTH MEETING OF THE
BOARD OF DIRECTORS

On October 11, 2017, at 3 p.m. (GMT -3), convened by the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, extraordinarily, as provided for in Paragraph 4 of Article 12 of the Bylaws, the undernamed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP gathered together and resolved on, via electronic mail, the following matters of the agenda:

(1) New tariff tables effective as of November 10, 2017, which was carried out based on the Executive Board Resolution No. 0240/2017, of October 11, 2017, which deals with the new tariffs due to the tariff repositioning of 7.8888% authorized by the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) in Resolution No. 753, of October 10, 2017. The tariff does not include the Regulation, Control and Inspection Fee (TRCF), established by the State Complementary Law No. 1.025/2007, which will be detailed in the bill of the customers of the respective Municipalities in which the fee is charged, pursuant to Paragraph 2 of Article 2 of ARSESP Resolution No. 406/2013. Based on Article 13-VI of the Bylaws, were approved by unanimous vote the new tariff tables effective as of November 10, 2017 and the collection of the Regulation, Control and Inspection Fee (TRCF), established by Complementary State Law No. 1.025/2007, which will be highlighted in the bills of water supply and/or sewage collection in the municipalities in which this fee is charged, as of November 11, 2017.

(2) Signature of the First Amendment to the Private Transaction Agreement and Other Adjustments between Sabesp and EMAE, which was carried out based on the Executive Board Resolution No. 0241/2017, of October 11, 2017, and in the draft of the Agreement. It deals on the execution of the First Amendment to the Private Transaction Agreement and Other Adjustments signed on October 28, 2016 by Sabesp and EMAE, with the sole purpose of removing the condition precedent regarding the need for the agreement to be approved by the Extraordinary Shareholders’ Meeting of EMAE, with this no longer being a precedent condition of the agreement. This resolution was based on:

a) Official letter OF/P/4044/2017 in which EMAE informs SABESP that the Board of Directors of that company, at a meeting held on October 3, 2017, resolved to advise the Executive Board of EMAE to take the necessary measures to amend the Transaction Agreement between the parties with the purpose of removing one of the precedent conditions that stated that the approval of the Transaction Instrument had to be granted by the Extraordinary Shareholders’ Meeting of EMAE.

b) The fact that the premises on which the agreement was grounded remain valid for SABESP and that the term established in article 2.4 is near, which states that if any of the precedent conditions are not met within one year of the signature of the agreement, the Transaction will be resolved, having no effect and being considered as never signed.

c) Approval of the Agreement by the Board of Directors of EMAE and SABESP

d) Approval of the Agreement by ANEEL (Procedural Order No. 3.431, of December 31, 2016)

e) The fact that the non-approval of the agreement by the Extraordinary Shareholders' Meeting of EMAE was due to Report No. 64/2017-CVM/SEP/GEA-3, of June 22, 2017, stating that the controlling shareholder of EMAE could not participate in the said resolution, concluding that the controlling shareholder of EMAE should be prevented to vote in the resolution on the Transaction Agreement in the ESM.

f) The summaries of the minutes 33, 34 and 36 of the meeting of CVM's board with the information stating that the approval of the Transaction Agreement in an ESM is not a legal nor a statutory requirement in EMAE’s case, and that it should proceed to effectively solve the issue, considering the best interest of the company, with the possibility of solving the issue through the proposed amendment.

g) The validity of the agreement clears Sabesp from an uncertainty translated into a considerable financial risk and establishes reasonable payments that are in line with the activity effectively carried out by EMAE and related to Sabesp’s operation - withdrawal of water from the reservoirs for public supply in the RMSP - and the maintenance costs may be shared due to this activity.

Pursuant to the terms of the Agreement, was approved by unanimous vote, the signature of the First Amendment to the Private Transaction Agreement and Other Adjustments between Sabesp and EMAE

(...)

The minutes, once approved, will be signed by the Members of the Board of Directors: Benedito Pinto Ferreira Braga Junior, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Lucas Navarro Prado, Luís Eduardo Alves de Assis and Reinaldo Guerreiro.

We declare that the text above is a faithful transcription of the minutes to be drawn up in the Book of Minutes of the Board of Directors.

São Paulo, October 23, 2017.

Benedito Pinto Ferreira Braga Junior

Chairman of the Board of Directors

Marialve de S. Martins

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 29, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.